EXHIBIT 99.59

CONSENT OF ENGINEERS

[Letterhead of Watts, Griffis and McOuat]

We hereby consent to the use of our names in connection with the following report, which is being filed as an exhibit to, and incorporated by reference into, the registration statement on Form 40-F of Silver Wheaton Corp. (formerly Chap Mercantile Inc.) (“Silver Wheaton”) being filed with United States Securities and Exchange Commission:

“A Technical Review of the Tayoltita, Santa Rita, San Antonio, and San Martin Mines as of August 31, 2004 for Chap Mercantile Inc.” dated November 9, 2004.

Dated: April 13, 2005

/s/ Velasquez Spring, P.Eng.

Velasquez Spring, P.Eng.

Senior Geologist

/s/ G. Ross MacFarlane, P.Eng.

G. Ross MacFarlane, P.Eng.

Senior Associate Operations Engineer

/s/ Gordon Watts, P.Eng.

Gordon Watts, P.Eng.

Senior Associate Mineral Economist